SECURITIE [redacted] SSION

03013146

SEC FILE NO. 8-53448

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 28 2003 PROCESSING SECTION 187

REPORT FOR THE PERIOD BEGINNING 12/01/01 (mm/dd/yy) AND ENDING 12/31/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REDWOOD TRADING, LLC

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

160 PINE STREET, SUITE 720
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS MCNELL (415) 962-3550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **DENNIS MCNELL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **REDWOOD TRADING, LLC** as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 17th DAY OF March 2003

NOTARY PUBLIC

Notary Public

ANDREW F. ALBRIGHT
COMM. #1252845
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2004

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redwood Trading, LLC

Annual Audit Report

December 31, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Redwood Trading, LLC

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income (Loss)	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplemental Information	
Schedule I: Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation	13
Schedule II: Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3	14
Independent Auditor's Report on Internal Control	15

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213 *(925) 933-2626*
Walnut Creek, California 94596 *Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
Redwood Trading, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Redwood Trading, LLC (the Company) for the period December 1, 2001 through December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the thirteen months then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Trading, LLC at December 31, 2002 and the results of their operations and their cash flows for the thirteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

February 4, 2003

Redwood Trading, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 250,739
Receivable from clearing organizations	1,689,396
Deposits at clearing organizations	530,000
Securities owned, at market value	286,228
Commissions receivable	14,104
Prepaid expense and other assets	13,482
Total assets	$ 2,783,949

Liabilities and Members' Equity	
Securities sold, not yet purchased	$ 319,428
Accounts payable and accrued expenses	222,009
Proprietary traders payable	15,110
Management fees payable	60,605
Total liabilities	617,152
Members' equity	$ 2,166,797
Total liabilities and members' equity	$ 2,783,949

See independent auditor's report and accompanying notes.

Redwood Trading, LLC

Statement of Income (Loss)

For the Thirteen Month Ended December 31, 2002

Revenues:	
Commissions and related fees	$ 1,749,242
Trading loss	(171,180)
Interest income	8,600
Total revenue	1,586,662
Expenses:	
Management fee	1,109,115
Clearing and execution expense	962,300
Compensation	460,181
Commission and proprietary trader expense	184,041
Other operating expenses	143,159
Total expenses	2,858,796
Loss before taxes	(1,272,134)
Tax expense	800
Net loss	$ (1,272,934)

See independent auditor's report and accompanying notes.

Redwood Trading, LLC

Statement of Changes in Members' Equity

For the Thirteen Months Ended December 31, 2002

Members' equity at November 30, 2001	$ 468,319
Capital contributions - Members	2,791,412
Capital contributions - Trader Members	183,000
Distributions	(3,000)
Net loss	(1,272,934)
Members' equity at December 31, 2002	$ 2,166,797

See independent auditor's report and accompanying notes.

Redwood Trading, LLC

Statement of Cash Flows

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,272,934)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in:	
Receivable from clearing organizations	(1,689,396)
Deposits at clearing organizations	(530,000)
Securities owned, at market value (net)	(286,228)
Commisions receivable	(14,104)
Prepaid expense and other assets	(13,482)
Increase (decrease) in:	
Securities sold, not yet purchased (net)	319,428
Accounts payable and accrued expenses	222,009
Proprietary traders payable	15,110
Management fees payable	60,605
Net cash provided (used) by operating activities	(3,188,992)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	2,974,412
Distributions	(3,000)
Net cash provided (used) by financing activities	2,971,412
Net increase (decrease) in cash and equivalents	$ (217,580)
Cash and equivalents, November 30, 2001	468,319
Cash and equivalents, end of year	$ 250,739
SUPPLEMENTAL DISCLOSURE	
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

Redwood Trading, LLC

Notes to the Financial Statements

December 31, 2002

(1) Organization

Redwood Trading, LLC (the Company) was organized in the State of California on March 2, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission and was accepted as a member of the National Association of Securities Dealers on December 19, 2001. The Company conducts business under fully disclosed agreements with various clearing organizations.

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreements with various clearing organizations. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to the clearing organizations and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Redwood Trading, LLC

Notes to the Financial Statements

December 31, 2002

(2) Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company, a limited liability company (LLC), is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Financial Instruments with Off-Balance-Sheet Risk

The Company introduces its customer transactions to various clearing organizations with whom the Company has correspondent relationships for clearing and depository services in accordance with terms of clearance agreements. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligation in connection with their securities transactions.

In addition, the Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

(4) Deposits Held at Clearing Organizations

Under the Company's clearing agreements, a good faith deposit is required to be held at the Company's clearing agents:

Clearing Organization	Deposit
Goldenberg, Hehmeyer & Co.	$ 30,000
iClearing LLC	250,000
SWS Securities, Inc.	250,000
Total	$ 530,000

(5) Risk Concentrations

At December 31, 2002, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $111,649.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2002, the Company's net capital was $2,074,445, which exceeded the requirement by $1,974,445.

Redwood Trading, LLC

Notes to the Financial Statements

December 31, 2002

(7) Limited Liability Company Members

The Company has two classes of members called Members and Trader Members. Members have voting rights while Trader Members do not. Trader Members are securities traders that may have provided capital and are registered to trade in the Company's proprietary trading account.

(8) Related Parties

Under agreements with Redwood Management LLC and Orion Operations LLC, both entities under common control, office facilities, equipment and furnishings, office support, general and overhead expenses are provided to the Company in exchange for management fees. Management fees of $1,048,510 were paid during the thirteen months ended December 31, 2002 and $60,605 is payable at December 31, 2002.

(9) Subsequent Event

On January 1, 2003, the Company changed ownership. Trade Orion Holdings, LLC, a California limited liability company, purchased 100% of the Company and subsequently transferred 1% to an officer of the Company.

SUPPLEMENTAL INFORMATION

Redwood Trading, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Net Capital:	
Total members' equity qualified for net capital	$ 2,166,797
Less: Non-allowable assets	
Deposits	13,482
Net capital before haircuts	$ 2,153,315
Less: Haircuts on securities	78,870
Net capital	$ 2,074,445
Net minimum capital requirement of 6.67% of aggregate indebtedness of $617,152 or $100,000, whichever is greater	100,000
Excess net capital	$ 1,974,445

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2002	$ 2,105,124
Decrease in members' equity	(19,349)
Increase in nonallowable assets	(3,482)
Increase in haircuts on securities	(7,848)
Net capital per above computation	$ 2,074,445

Redwood Trading, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through various clearing organizations or otherwise processed in accordance with Rule 15c3-1 (a) (2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Redwood Trading, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Redwood Trading, LLC (the Company) for the period ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2002, and this report does not affect our report thereon dated February 4, 2003.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 4, 2003